UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:	July 2008

PACIFIC ASIA CHINA ENERGY INC.
(Exact name of registrant as specified in its charter)

1620 Dickson Avenue #700, Kelowna, British Columbia, Canada V1Y 9Y2
(Address of principal executive offices)

1.  Annual Financial Statements: Year Ended 2/29/2008

    Form 52-109F2: CEO Certification of Annual Filings

    Form 52-109F2: CFO Certification of Annual Filings

    Financial Statements: Management’s Discussion/Analysis

2.  Press Release: July 4, 2008

3.  Press Release: July 10, 2008

4.  Statement of Reserves Data and Other Oil/Gas Information,

    dated 6/27/2008

5.  Form 41-101F3; Report of Management/Directors on Oil/Gas Disclosure,

    dated 6/27/2008

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.    Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                ___

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.                     Yes ___     No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Asia China Energy Inc. -- SEC File No. 000-52200 (Registrant)

Date: August 19, 2008	/s/ Randeep Grewal
Randeep Grewal